

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2019

Lee Neibart
Chairman of the Board of Directors
Trinity Sub Inc.
55 Merchant Street, Suite 1500
Honolulu, Hawaii 96813

   Re: Trinity Sub Inc.
     Registration Statement on Form S-4
     Filed August 12, 2019
     File No. 333-233214

Dear Mr. Neibart:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed August 12, 2019

Cover Page

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

   the specific exemption that you and each of your subsidiaries intend to rely on; and

   how you and each of your subsidiaries' investment strategy and business model will support that exemption.

   Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

2.   Please tell us if you intend to register as an investment adviser under the Investment Advisers Act of 1940, as amended. To the extent you do not intend to register as an investment adviser, please provide us with a supplemental detailed analysis as to why you believe you are not required to register. Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.

3.   We note your disclosure regarding the Warrant Payment, including the Early Consent Fee and the Later Consent Fee, that Broadmark Realty will pay. Please tell us how you determined the amount of such fees and the source of the funds that Broadmark intends to use to pay such fees. With a view toward disclosure, please also more specifically explain to us the mechanics of this process. For example, without limitation, please clarify (i) how investors will know, at the time they provide consent, the fee to which they will be entitled, (ii) how you will determine the fees if more than 65% of the consents are received on the same day, and (iii) if investors can revoke their consent.

Will Broadmark Realty obtain new financing ...?, page xx

4.   We note your disclosure on page 59 regarding obtaining additional financing for the business combination. Please provide us with an analysis regarding why the concurrent PIPE offering should not be integrated into your current public offering. In this regard, advise us of your relationship with the PIPE investors. Refer to Securities Act Release No. 8828 and Securities Act Sections CDI 139.25. Additionally, please file as an exhibit, documentation related to this transaction. Prefer refer to Item 601(b)(10) of Regulation S-K.

5.   We note, based on your disclosure on pages 79 to 80, that Farallon may cash settle their exercise of their option to purchase additional shares of common stock and that they would receive, instead of shares, a cash payment equal to the in the money portion of the shares. Please revise your disclosure here to more specifically describe the mechanics of such settlement, explain the circumstances under which this may occur, and provide an example of how this may be calculated in an appropriate section. Additionally, we note that you will pay the consent fee to Farallon in connection with these warrants, but in no event less than $.30 per warrant. Please tell why this is not balanced proportionally between the $.15 and $.30 that you will pay to other holders of warrants depending on when they provide their consent. Further, please disclosure the relationship between Farallon and the entities that are participating in the merger.

Summary, page 1

6.   Please revise to quantify all fees paid to third party advisors in connection with the proposed business combination and clarify whether any fees are contingent on the consummation of the business combination.

7.   Please revise to provide a more detailed post-merger ownership structure, including any operating subsidiaries.

Summary Historical Financial and Other Data of the Company Group
BRELF III, page 13

8.   We note that BRELF III, LLC's statement of operations summary table does not include provision for income taxes consistent with the statement of operations included in the respective audited financial statements for the period from January 24, 2018 through December 31, 2018 . Please reconcile this difference.

The Business Combination, page 57

9.   We note that Trinity did not obtain a fairness opinion regarding the acquisition of the Broadmark entities. Please revise your disclosure in this section to explain in detail how the Trinity board determined that the Business Combination and the transactions contemplated thereby, including the compensation to be paid to acquire the Broadmark entities, is fair and in the best interests of Trinity and its stockholders. In addition, please revise your risk factor on page 22 to more specifically describe the risks of not obtaining a fairness opinion.

10.   We note your disclosure beginning on page 57. Please revise your disclosure to describe more specifically the other strategic transactions considered by Trinity and also disclose why each of the parties did not pursue other options.

11.   We note your disclosure on page 77 regarding the potential purchases of Trinity securities. Please disclose the maximum amount of shares, if any, that the Trinity Sponsor and/or other insiders or affiliates may purchase from stockholders who would have otherwise elected to redeem their shares. In addition, please disclose the potential purchases of public shares in your Q&A section.

Accounting Treatment of the Business Combination, page 79

12.   We note that you have been determined MgCo I to be the accounting acquirer in the Business Combination. Please explain to us in detail the facts and circumstances considered in arriving at your conclusion. Your response should address the factors to be considered outlined within paragraphs 805-10-55-10 to 15 of the FASB Accounting Standards Codification.

Unaudited Pro Forma Condensed Combined Financial Information, page 137

13.   We note from your disclosure that each Company and each Management Company is a separate legal entity that has its own equity members. Please clarify whether or not any of the entities involved in the Business Combination are entities under common control.

Unaudited Pro Forma Condensed Combined Broadmark Realty Statement of Operations, page 146

14. We note from the disclosure included in the notes to the consolidated financial statements of the Companies that loan origination fees or costs are not deferred, but rather recorded at the time of origination due to the short-term nature of the loans. We also note from your disclosure on page 196 that the majority of fee income is comprised of loan origination fees. Please tell us your consideration for including an adjustment to your unaudited pro forma condensed statement of operations to account for loan origination fees as prescribed under ASC 310-20.

Note 2. Unaudited pro forma combined balance sheet adjustments, page 151

15. Please reconcile total purchase price of $152.5 million disclosed in the purchase price allocation table included in footnote 2(c) to total consideration of $162.5 million to be paid for the Management Companies. Additionally, explain how tangible book value of zero was determined for each of the management companies in the purchase price allocation table.

Businessf the Company Group ..., page 177

16. We note your disclosure on page 177 regarding past distributions paid by the Broadmark companies as well as your disclosure on page 186 regarding the weighted average all-in unlevered cash yield. Please explain to us the basis for the distributions and yield amounts. In addition, please clarify that there is no guarantee that these distributions and yield will continue to be paid.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at 202-551-3395 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities